UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 000-17729

FEC RESOURCES INC.
(Translation of registrant’s name into English)

Suite 2300, Bentall 5

550 Burrard Street

Vancouver, British Columbia

Canada V6C 2B5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F ☐ Form 20-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Exhibits

Exhibit 1	Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2022, of FEC Resources Inc.

Exhibit 2	Certification of December 31, 2022, annual filings – CEO

Exhibit 3	Certification of December 31, 2022, annual filings – CFO

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FEC Resources Inc.
(Registrant)

Date: March 31, 2023	By:	/s/ Daniel Carlos
Daniel Carlos
President and Chief Executive Officer

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